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SEC FILE NUMBER
8-45234

RECEIVED FEB 28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allapree Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4380 Commercial Way, Spring Village Plaza
(No. and Street)

Spring Hill, FL 34606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Dupree 352-596-7004
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edwards, Platt, Raulerson & Company, P.A.
(Name — if individual, state last, first, middle name)

101 E. Mahoney Street, Plant City, FL 33566
(Address) (City) (State) (Zip Code)

PROCESSED APR 15 2002 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jeff Dupree, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allapree Securities, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]

Signature

PRESIDENT

Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA

Patricia A. Harpole
Commission # CC 936524
Expires June 26, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- x (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLAPREE SECURITIES, INC.
SPRING HILL, FLORIDA

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

ALLAPREE SECURITIES, INC.
SPRING HILL, FLORIDA

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

C O N T E N T S

	PAGE(S)
Independent Auditor's Report	1
Balance Sheets	2
Statements of Income	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Schedule I: Computation of Net Capital	7
Schedule II: Computation of Basic Net Capital Requirements	8
Schedule III: Computation of Aggregate Indebtedness and Exemptive Provision under Rule 15c 3-3	9
Supplementary Report on Internal Accounting Control	10-11

Edwards, Platt, Raulerson & Company, P. A.
Certified Public Accountants and Consultants
P. O. Box 789 Plant City, Florida 33564-0789
(813) 752-4991 • (813) 752-6604 • FAX (813) 754-3073

Member
American Institute of
Certified Public Accountants
Florida Institute of
Certified Public Accountants

J. B. Edwards, CPA (1884-1966)
Charles L. Edwards, CPA
Randell L. Platt, CPA
Daniel D. Raulerson, CPA
John Coakley, CPA
Joy C. Jansen

Independent Auditor's Report

Board of Directors
Allapree Securities, Inc.

We have audited the accompanying balance sheets of Allapree Securities, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allapree Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edwards, Platt, Raulerson & Co. P.A.
EDWARDS, PLATT, RAULERSON & COMPANY, P.A.
Certified Public Accountants and Consultants

February 20, 2002

ALLAPREE SECURITIES, INC.

BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
CURRENT ASSETS		
Cash	$45,112	$46,014
Commissions Receivable	3,001	2,127
Investments Not Readily Marketable, at Estimated Fair Value	33,100	33,100
Total Current Assets	81,213	81,241
OTHER ASSETS		
Deposits	15,041	15,097
TOTAL ASSETS	$96,254	$96,338
LIABILITIES AND STOCKHOLDERS' EQUITY:		
CURRENT LIABILITIES		
Commissions Payable	$51	$49
Total Current Liabilities	51	49
STOCKHOLDERS' EQUITY		
Preferred Stock, par value $1, 30,000 shares authorized, issued, and outstanding	30,000	30,000
Common Stock, par value $1, 100 shares authorized, issued, and outstanding	100	100
Additional Paid-In Capital	8,164	8,164
Retained Earnings	57,939	58,025
Total Stockholders' Equity	96,203	96,289
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$96,254	$96,338

See Accompanying Notes and Independent Auditor's Report

ALLAPREE SECURITIES, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCOME		
Commissions	$218,577	$487,173
Interest	3,180	2,686
Other Revenue	55	1,227
Total Income	221,812	491,086
EXPENSES		
Management Fees	110,500	73,000
Commissions	97,250	379,044
Taxes and Miscellaneous	11,623	180
Clearing	2,525	3,374
Total Expenses	221,898	455,598
Net Income (Loss)	($86)	$35,488

ALLAPREE SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
BALANCE, BEGINNING OF YEAR	$96,289	$60,801
NET INCOME (LOSS)	(86)	35,488
BALANCE, END OF YEAR	$96,203	$96,289

ALLAPREE SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	($86)	$35,488
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Decrease (Increase) in Commissions Receivable	(874)	(1,367)
Decrease (Increase) in Deposits	56	(13)
(Decrease) Increase in Commissions Payable	2	(133)
CASH PROVIDED (USED) BY OPERATIONS	(902)	33,975
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) Decrease in Investments	-	(33,100)
CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	(33,100)
INCREASE (DECREASE) IN CASH	(902)	875
Cash, Beginning	46,014	45,139
Cash, Ending	$45,112	$46,014

ALLAPREE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) SIGNIFICANT ACCOUNTING POLICIES

The Company is engaged in the business of securities dealings. The Company is licensed and regulated by the National Association of Securities Dealers, Inc. and operates primarily in the central Florida area.

The Company uitilizes the accrual basis of accounting for reporting purposes.

The Company considers all commissions receivable collectible. Therefore, no provision for doubtful accounts is required.

The Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and cash equivalents are defined as cash and investments that have a maturity of less than three months.

(2) RELATED PARTY TRANSACTIONS

Commissions paid to the sole shareholder were $55,000 and $296,500 for 2001 and 2000, respectively. The company pays a management fee to a corporation under common control. Fees for 2001 were $110,500 and for 2000 were $73,000.

ALLAPREE SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001 AND 2000

	2001	2000
TOTAL STOCKHOLDERS' EQUITY	$96,203	$96,289
TOTAL NON-ALLOWABLE ASSETS	(33,100)	(34,105)
NET CAPITAL	$63,103	$62,184

There is no material difference between the Net Capital Computation hereon and the computation in Form X17A - 5 Part II (unaudited) as submitted by Allapree Securities, Inc. at December 31, 2001.

See Independent Auditor's Report

ALLAPREE SECURITIES, INC.

SCHEDULE II
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2001 AND 2000

	2001	2000
Minimum Net Capital Required , 6-2/3% of Aggregate Indebtedness	$3	$3
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$50,000	$50,000
Net Capital Requirement	$50,000	$50,000
Excess Net Capital	$13,103	$12,184
Excess Net Capital at 1,000%	$63,097	$62,179

See Independent Auditor's Report

ALLAPREE SECURITIES, INC.

SCHEDULE III
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001 AND 2000

	2001	2000
Total Aggregate Indebtedness Liabilities	$5	$49
Total Aggregate Indebtedness	$5	$49
Pertcentage of Aggregate Indebtedness to Net Capital	0.00%	0.00%

Exemptive Provision Under Rule 15c3 - 3 :

~The Company is exempt under 15c3 - 3(K) (2) (B).
~All customer transactions are cleared through FICS.

See Independent Auditor's Report

Edwards, Platt, Raulerson & Company, P. A.
Certified Public Accountants and Consultants
P. O. Box 789 Plant City, Florida 33564-0789
(813) 752-4991 • (813) 752-6604 • FAX (813) 754-3073

Member
American Institute of
Certified Public Accountants
Florida Institute of
Certified Public Accountants

J. B. Edwards, CPA (1884-1966)
Charles L. Edwards, CPA
Randell L. Platt, CPA
Daniel D. Raulerson, CPA
John Coakley, CPA
Joy C. Jansen

CERTIFIED PUBLIC ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Allapree Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Allapree Securities, Inc., for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Edwards, Platt, Raulerson & Co., P.A.

Edwards, Platt, Raulerson & Company, P.A.
Certified Public Accountants and Consultants

February 20, 2002